UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 20, 2014

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

VimpelCom’s Annual General Meeting set for July 28, 2014

Amsterdam (June 20, 2014), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, announces that its Supervisory Board has set the date for the Company’s Annual General Meeting of Shareholders (the “Shareholders Meeting”) for July 28, 2014. The record date for the Shareholders Meeting has been set for June 25, 2014.

The agenda for the Shareholders Meeting is as follows:

1.	Shareholders to receive audited financial statements for the financial year that ended on December 31, 2013;

2.	Proposal of individual directors for election to the Supervisory Board; and

3.	Appointment of PWC as the Company’s external auditor.

As part of VimpelCom’s regular review of the external auditor, the Board performed a tender process, which resulted in the proposal to appoint PWC as the new external auditor of the Company.

Further details on the agenda, the slate of nominees to the Supervisory Board and procedural matters related to the Shareholders Meeting will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the Shareholders Meeting.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 754 million people. As of March 31, 2014 VimpelCom had 218 million mobile customers. VimpelCom Ltd. is headquartered in Amsterdam, the Netherlands, and listed as ADS on the NASDAQ Global Stock Market under the symbol “VIP”. For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

1